UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number:  1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN

All other schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended and applicable regulations issued by the Department of Labor.

Exhibit:

23.1	Consent of Grant Thornton LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator, Plan Participants and Employee Relations Committee of the
Colgate-Palmolive Company Employees Savings and Investment Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The supplemental schedule of assets (held at end of year) as of December 31, 2018 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2007.

New York, New York
June 27, 2019

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2018 and 2017
(Dollars in thousands)

	2018	2017
Assets
Cash	$—	$—
Investments:
Plan’s interest in the Colgate-Palmolive Savings & Investment Plans Master Trust	1,690,245	1,916,114
Investments at fair value	960,520	1,416,547
Receivables:
Employer contributions receivable	525	546
Participant contributions receivable	1,120	1,174
Dividends and interest receivable	5	3
Notes receivable from participants	13,395	14,281
Total receivables	15,045	16,004
Total assets	2,665,810	3,348,665

Liabilities
Long-term note payable to Colgate-Palmolive Company	2,973	5,162
Accrued interest on note payable	19	106
Total liabilities	2,992	5,268
Net assets available for benefits	$2,662,818	$3,343,397

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2018
(Dollars in thousands)

Additions
Net investment income (loss):
Interest	$55
Dividends	5,013
Appreciation (depreciation) in the fair value of investments, net	(277,543)
Change in Plan’s interest in the Colgate-Palmolive Savings & Investment Plans Master Trust	(113,606)
Net investment income (loss)	(386,081)

Contributions:
Employer contributions	19,367
Participant contributions	46,320
Total contributions	65,687

Transfers in	16,001
Interest income on notes receivable from participants	519

Total additions	(303,874)

Deductions
Administrative expenses	(3,287)
Distributions to participants	(373,233)
Interest expense on note payable	(185)
Total deductions	(376,705)

Decrease in net assets available for benefits	(680,579)
Net assets available for benefits – beginning of year	3,343,397
Net assets available for benefits – end of year	$2,662,818

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
(Dollars in thousands, except as indicated)

1.    Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) is a defined contribution plan sponsored by Colgate-Palmolive Company (the “Company”). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is also an employee stock ownership plan (“ESOP”). State Street Global Advisors (the “ESOP Trustee”), a division of State Street Bank & Trust Company, is the trustee of Funds D and E (the “ESOP Shares Trust”). The Bank of New York Mellon is the trustee of the remaining funds (which are contained within the Colgate-Palmolive Savings & Investment Plans Master Trust (the “Master Trust”)), and the custodian of the Plan. The recordkeeper of the Plan is Alight Solutions LLC.

Except as noted below, the Plan offers programs which include an employer match, a success sharing program, a retirement contribution program, a bonus savings account program, an income savings account program and a retiree insurance program. The provisions below, applicable to the Plan participants, provide only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Employees eligible to participate in the Plan must meet certain minimum hourly service requirements and be at least 18 years old. Employees are eligible upon hire to participate in the Plan.

As of December 31, 2018, the Plan maintained the following funds (all through the Master Trust except Funds D and E):

Name of Fund	Description of the type of investment
Short Term Fixed Income Fund	Guaranteed investment contracts and cash reserve funds
Colgate Common Stock Fund (Fund B)	Colgate-Palmolive Company Common Stock and cash reserve funds
Colgate Common Stock Fund (Fund D)	Colgate-Palmolive Company Common Stock (the ESOP Shares Trust)
Colgate Common Stock Fund (Fund E)	Colgate-Palmolive Company Common Stock (the ESOP Shares Trust)
Vanguard Wellington Fund	Equity and fixed income securities where common stocks represent 60% to 70% of the fund’s total assets
Vanguard Institutional Index Fund	Equity securities included in the S&P 500 Index in proportion to their weighting in the index
American Funds EuroPacific Growth Fund	Primarily invests in stocks of companies in Europe and the Pacific Basin
Baird Core Plus Bond Fund	Primarily invests its assets in a diversified portfolio of U.S. government, corporate, mortgage and asset-backed securities
Neuberger Berman Genesis Fund	Primarily invests in stocks of companies with total market value of less than $1.5 billion at the time of the initial investment
Vanguard Extended Market Index	Invests in approximately 3,000 small and mid-cap stocks which account for about one-fourth of the market cap of the U.S. stock market
T. Rowe Price Growth Stock Strategy	Primarily invests its assets in the common stock of a diversified group of growth companies
Brandywine Classic Large Cap Value Fund	Primarily invests in dividend paying value stocks of large-cap companies
BlackRock LifePath Funds	Funds whose investment mix across a range of asset classes becomes more conservative as the target or maturity date approaches

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Employee Stock Ownership Plan

In 1989, the Company expanded its Employee Stock Ownership Plan (“ESOP”) through the introduction of a leveraged ESOP that funds certain benefits for employees who have met eligibility requirements.
During 2000, the ESOP entered into a loan agreement with the Company under which the benefits for the ESOP may be extended through December 2035. Repayments of principal and interest are funded through future contributions and dividends on stock held by ESOP Fund D, both paid by the Company to the ESOP. In addition, the Company guaranteed minimum funding of $130,000, on a present value basis, in excess of debt service requirements.

As of December 31, 2018 and 2017, the ESOP had outstanding loans from the Company of $2,973 and $5,162, respectively, bearing an average interest rate of 5.7% per year. During 2018, the Company did not make any contributions to the ESOP.

Dividends on stock held by ESOP Fund D are paid to the ESOP and, together with cash contributions from the Company, are (a) used by the ESOP to repay principal and interest on the long-term notes, (b) credited to participant accounts, or (c) used to fund basic and additional basic retirement contributions.

A portion of the ESOP Fund D shares are released periodically for allocation to participants based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2018, 13,237,788 common shares (valued at $787,913) were released for allocation to participant accounts and the balance of 2,568,741 common shares (valued at $152,892) were available for future allocation to participant accounts. As of December 31, 2017, 14,809,986 common shares (valued at $1,117,413) were released for allocation to participant accounts and the balance of 3,590,426 common shares (valued at $270,898) were available for future allocation to participant accounts. The ESOP released shares are allocated to fund the employer portion of the various Plan programs described below.

Savings Program

Participant Contributions

Under the Savings Program, employees generally can contribute to the Plan between 1% and 25% of their recognized earnings (the greater of total compensation paid during the previous calendar year minus items such as reimbursement of moving expenses and special awards, or regular salary as of the most recent January 1, plus commissions and bonuses paid in the prior year). Employees who are not “highly compensated”, as defined by the Internal Revenue Code of 1986, as amended (“IRC”), may contribute any combination up to 25% of their recognized earnings on either a before-tax (subject to certain IRC limitations) or after-tax basis. Employees who are highly compensated may contribute as follows: those employees whose 2018 recognized earnings were less than $155.0 were limited to 16% of their recognized earnings, those employees whose 2018 recognized earnings were between $155.0 and $274.9 were limited to 12% of their recognized earnings and those employees whose 2018 recognized earnings equaled or exceeded $275.0 were limited to 8% of their recognized earnings. Participants may generally begin, suspend or resume contributions, change their contribution rate and the allocation of their contributions between before-tax and after-tax earnings on a daily basis. Plan participants are always fully vested in their contributions and related investment earnings. Under the IRC, the maximum allowable pre-tax contribution for participants was $18.5 for 2018. Participants who are expected to reach or are over the age of 50 during the Plan year and have made the maximum before-tax contribution are eligible to make additional catch-up contributions. Under the IRC, the maximum allowable catch-up contribution was $6.0 for 2018 on a pre-tax basis.

Employees may direct the investment of participant contributions to any of the Plan’s investment funds, other than Funds D and E, and may change how these contributions will be invested when allocated on a daily basis. Participants may, on a daily basis, diversify / transfer their participant account balances among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Company Matching Contributions

The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50% to 75% of employee contributions up to 6% of recognized earnings, depending on years of service and collective bargaining agreements. Company matching contributions are invested in the same manner as employee elections for investment of their participant contributions. Contributions made are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E. Participants are 50% vested in their Company matching contribution accounts after two years of service and fully vested after three years of service or, if while active, they reach age 55, become permanently disabled, or die, or in the event of Plan termination.

Incoming Rollovers

The Plan permits incoming rollovers of before-tax money from Section 403(b) plans and governmental Section 457 plans, as well as both before-tax and after-tax money from other companies’ qualified plans. Participants may direct the investment of an incoming rollover to any of the Plan’s investment funds, other than Funds D and E. Participants may, on a daily basis, diversify / transfer their rollover balances among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Company Retirement Contributions Program

All eligible employees generally receive Basic Retirement Contributions (“BRCs”) and Additional Basic Retirement Contributions (“ABRCs”) of 4% to 15% of recognized earnings depending on years of service and prior eligibility status in the Company’s Employees’ Retirement Income Plan. Unless provided for by a collective bargaining agreement, employees of Hill’s Pet Nutrition, Inc. who are covered by such agreement(s) are not eligible for these Company retirement contributions.

Participating employees may direct the investment of Company retirement contributions to be allocated among any of the Plan’s investment funds, other than Fund E. These Company retirement contributions are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Fund D or E. Participants are 50% vested in their account after two years of service and fully vested after three years of service, or if while active, they reach age 55, become permanently disabled, or die, or in the event of Plan termination.

Success Sharing Program

The Success Sharing Program is designed to enable the Company to share its financial success with employees. Under the Success Sharing Program, a Success Sharing Account (“SSA”) has been established within the Plan for each eligible employee. As the Company meets or exceeds annual financial targets, shares of common stock are allocated to employee accounts according to a pre-determined formula. This program is generally available to all employees in the United States who are participants in the Plan and are on the payroll from at least June 30 through the last day of the year. If the individual is eligible but was not employed for the entire year, the allocation will be prorated. Employees are at all times fully vested in the value of their SSA. Any allocation is initially credited to Fund D. Participants may, on a daily basis, immediately upon allocation, diversify their SSA among any of the Plan’s investment funds, although participants cannot make transfers into Funds D and E.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Bonus Savings Account Program

The Bonus Savings Account (“BSA”) Program is designed to enable each eligible employee to receive an allocation representing all or a portion of his/her bonus in common stock. Under this program, a BSA allocation is credited to each eligible employee’s BSA established within the Plan. The portion of an employee’s bonus that can be allocated within the BSA program is determined based on the bonus amount earned, the total number of shares of common stock available for allocation, and other factors such as an employee’s income level and Internal Revenue Service (“IRS”) rules. This program is generally available to all employees in the United States who are participants in the Plan. However, due to IRS restrictions, employees who have not been a participant in the Plan for at least two years are unable to participate in the program, and employees with fewer than five years of service may be ineligible to receive a BSA allocation with respect to certain bonus periods. Employees are at all times fully vested in the value of their BSA and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Any allocation is initially credited to Fund D. BSA balances are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Income Savings Account Program

The Income Savings Account (“ISA”) Program was designed to enable each eligible employee to receive an allocation representing a portion of his/her income in the form of common stock. Prior to 2017, under this program, an ISA allocation of common stock was made each year to each eligible employee’s ISA. In 2017, allocations were made only for employees who were members of one of the Hill’s Pet Nutrition, Inc. participating unions, who were participants in the Plan, and who had at least five years of service as of July 2, 2017. After 2017, no ISA allocations will be made to any employees. Employees are at all times fully vested in the value of their ISA and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Any allocation is initially credited to Fund D. ISA balances are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Retiree Insurance Program

The Retiree Insurance Program was designed to provide funds that could be used by employees to purchase health and life insurance upon retirement. Under the Retiree Insurance Program, a Retiree Insurance Account (“RIA”) was established within the Plan for each eligible employee. Prior to September 1, 2010, shares from the Colgate Employer Common Stock Fund were allocated to each eligible employee’s RIA. Effective September 1, 2010, the Company only makes allocations into an RIA for employees who are members of one of the Hill’s Pet Nutrition, Inc. participating unions. Allocations are based upon the schedule that was in place as of the Plan year 2009. Participants are 50% vested in their RIA after two years of service and fully vested after three years of service, or if while active, reach age 55, become permanently disabled, die, or in the event of Plan termination. RIA allocations are made in the form of common stock to Fund D and are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E. Employees are entitled to the value of the vested amount of their RIA upon resignation, termination or retirement.

Participant Accounts

Each participant account may be credited with the types of allocations described above as well as allocations of fund earnings or losses, and expenses. Depending on fund elections, certain participant investment accounts are also charged with monthly investment service fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death. Unvested balances will be forfeited in the event of termination. In service withdrawals are available as specified by the Plan.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Forfeitures

After the earlier of the distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, nonvested account balances become available to the Company to reduce future Company contributions and/or to pay for administrative expenses incurred by the Plan. The forfeiture balance as of December 31, 2018 and 2017 totaled $59 and $226, respectively. During 2018, the Company used $1,003 of forfeitures to reduce Company contributions.

Notes Receivable From Participants

Participants who have $1 or more in the Plan may borrow from the total of their fund accounts a minimum of $0.5 up to a maximum equal to the lesser of $50 (subject to certain offsets for prior loans) or 50% of their vested balance, subject to certain exclusions. Participants are allowed to have one ordinary loan and one loan related to the purchase of a principal residence outstanding at any time. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to the prime rate as listed in The Wall Street Journal on the first business day of the month in which the loan was requested. Principal and interest are paid ratably via payroll deductions. Loan terms range from 1 to 15 years. Loans outstanding at December 31, 2018 had interest rates ranging from 3.3% to 8.3% and maturities through 2033. Loans outstanding at December 31, 2017 had interest rates ranging from 3.3% to 8.3% and maturities through 2032.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Employee Relations Committee of the Company (the “Committee”) shall compute and distribute the value of the accounts of the participants.

Transfer In

On April 1, 2018, the Plan was amended to include participation of eligible employees of Tom's of Maine, a wholly owned subsidiary of Colgate-Palmolive Company. As a result of this amendment, on June 1, 2018, $16,001 was transferred into the Plan from the Tom's of Main retirement savings plan.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Participant loans are stated at cost plus accrued interest. Interest income is recorded on an accrual basis. No allowances for credit losses has been recorded as of December 31, 2018 and 2017. Delinquent loans are reclassified as distributions to participants based upon the terms defined in the Plan document.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Interest in Master Trust

Certain investments of the Plan are maintained through the Master Trust. The Plan participates in the Master Trust along with the Colgate-Palmolive Puerto Rico Savings and Investment Plan. The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated net investment income (loss) less actual distributions and allocated administrative expenses. The Plan’s allocated share of investment activities is based upon each plan’s participation in investment options within the Master Trust.

Investment Valuation and Income Recognition

Investments maintained by the Master Trust, other than investments in common/collective trust funds and guaranteed investment contracts (“GICs”), are stated at fair value based on quoted market prices or as otherwise determined by the Bank of New York Mellon, the Master Trust custodian. Common/collective trust funds are stated at fair value using the net asset value (“NAV”) per unit in each fund. The NAV is based on the fair value of the underlying investments owned, minus its liabilities, divided by the number of shares outstanding. The liabilities, which are primarily investment management fees due, are included as part of the Plan’s interest in the Master Trust in the Statements of Net Assets Available for Benefits.

Through the Master Trust, the Plan maintains fully benefit-responsive GICs with insurance companies, banks and other financial institutions. The GICs represent investments that have fixed income securities paired with benefit-responsive wrap contracts. Wrap contracts are issued by high-quality financial institutions with primarily the following objectives: to provide a fixed rate of interest for a specified period of time and to enable the fund to pay participant-initiated withdrawals at book value.

Except as more fully discussed below, GICs are accounted for at contract value.

In certain circumstances, the amount withdrawn from the GICs would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Plan elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a similar contract. Such circumstances, resulting in the payment of benefits at market value rather than contract value, are not considered probable of occurring in the foreseeable future.

The contract issuer could terminate the contract upon short notice at the fair value of the underlying investments in certain circumstances, including the Plan’s loss of its qualified status, uncorrected material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.

Purchases and sales are recorded on a trade-date basis. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date. The Plan’s interest in the net investment income (loss) of the Master Trust includes the Plan’s share of gains and losses on investments bought and sold as well as held during the year by the Master Trust and its share of interest and dividends earned by the Master Trust and is included in the Statements of Changes in Net Assets Available for Benefits.

Benefit Payments Recognition

Benefits paid directly to participants are recorded when paid.

Administration

The Plan is administered by the Committee for the benefit of the Plan participants and their beneficiaries. Administrative expenses are paid by the Plan.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.” This new guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. This new guidance is effective for the Plan beginning on January 1, 2020, with early adoption permitted. Certain disclosure requirements in the new guidance will need to be applied on a retrospective basis and others on a prospective basis. While the Plan is currently assessing the impact of the new guidance, it is not expected to have a material impact on the Plan’s Financial Statements.

3.	Tax Status

The Company has obtained a favorable determination from the IRS in a letter dated August 4, 2017 regarding the Plan’s qualified status. The Plan has been amended since the amendments considered under the determination letter. However, the Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires the plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.    Plan’s Interest in Master Trust

The Plan’s investments are part of the Colgate-Palmolive Savings & Investment Plans Master Trust (the “Master Trust”) and the custodian of the Plan is the Bank of New York Mellon. The Master Trust also holds the assets of the Colgate-Palmolive Company Employees Savings and Investment Plan. The Plan’s custodian and recordkeeper maintain a separate account for the associated Plan assets and liabilities held within the Master Trust.

As of December 31, 2018 the Master Trust held investments in Colgate-Palmolive Company Common Stock, mutual funds, cash reserve funds, separately managed account funds, GICs and common/collective trust funds. Refer to Note 1, Description of the Plan for additional discussion on the types of investments held within the Master Trust.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated net investment income (loss) less actual distributions and allocated administrative expenses. The Plan’s allocated share of investment activities is based upon each plan’s participation in investment options within the Master Trust.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

The following table presents the Master Trust net assets and the Plan’s interest in the Master Trust net assets at December 31, 2018:

	Net Assets as of December 31, 2018
	Master Trust	Plan’s Interest in Master Trust
Investments
Colgate-Palmolive Company Common Stock	$283,055	$278,446
Mutual funds	737,752	735,647
Cash reserve funds	19,621	19,517
Separately managed account fund	167,596	167,596
Investments in the fair value hierarchy	1,208,024	1,201,206
Investments measured at net asset value	311,382	309,506
Investments at contract value	179,445	179,197
Total investments	1,698,851	1,689,909
Receivables	774	774
Total assets	1,699,625	1,690,683

Payables	439	438
Net assets	$1,699,186	$1,690,245

The following table presents the Master Trust net assets and the Plan’s interest in the Master Trust net assets at December 31, 2017:

	Net Assets as of December 31, 2017
	Master Trust	Plan’s Interest in Master Trust
Investments
Colgate-Palmolive Company Common Stock	$367,985	$361,663
Mutual funds	857,015	854,388
Cash reserve funds	18,785	18,708
Separately managed account fund	175,493	175,493
Investments in the fair value hierarchy	1,419,278	1,410,252
Investments measured at net asset value	319,006	317,103
Investments at contract value	186,931	186,611
Total investments	1,925,215	1,913,966
Receivables	2,656	2,619
Total assets	1,927,871	1,916,585

Payables	472	471
Net assets	$1,927,399	$1,916,114

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

The following table presents net investment income (loss) for the Master Trust and the Plan’s interest in the net investment income (loss) of the Master Trust for the year ended December 31, 2018:

Master Trust net investment income (loss):	For the Year Ended December 31, 2018
Interest	$4,829
Dividends	74,245
Depreciation in the fair value of investments, net	(194,031)
Master Trust net investment income (loss):	(114,957)

Net transfers	(113,256)

Decrease in net assets available for benefits	(228,213)
Master Trust net assets available for benefits – beginning of year	1,927,399
Master Trust net assets available for benefits – end of year	$1,699,186

Plan’s interest in the Master Trust - net investment income (loss):	$(113,606)

5.     Investments and Fair Value Measurements

Fair Value Measurements

The Plan uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Assets and liabilities carried at fair value are classified as follows:

Level 1:	Based upon quoted market prices in active markets for identical assets or liabilities.

Level 2:	Based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Based upon unobservable inputs reflecting the reporting entity’s own assumptions.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies used for Plan assets are as follows:

Colgate-Palmolive Company Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the NAV expedient of units held by the Plan at year end based upon quoted market prices. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s NAV per unit as of the redemption date.

Cash reserve funds: Valued at cost, which approximates fair value. The funds have no restrictions from redemption.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Separately managed account funds: Valued based on the fair values of the underlying securities, which are valued using quoted prices on the active market on which the individual securities are traded.

Common/Collective trust funds: Valued using the NAV practical expedient per unit in each fund. The NAV practical expedient is based on the value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s NAV practical expedient per unit as of the redemption date.

The following table presents the Plan’s level of valuation input, as applicable, for those investments measured at fair value at December 31, 2018:

	Level 1	Total
Investments in the Master Trust
Colgate-Palmolive Company Common Stock	$278,446	$278,446
Mutual funds	735,647	735,647
Cash reserve funds	19,517	19,517
Separately managed account funds	167,596	167,596
Investments in the fair value hierarchy	1,201,206	1,201,206
Investments measured at net asset value(1)	—	309,506
Investments in the Master Trust, at fair value	$1,201,206	$1,510,712

Investments not in the Master Trust
Colgate-Palmolive Company Common Stock	$958,238	$958,238
Cash reserve funds	2,282	2,282
Investments not in the Master Trust, at fair value	$960,520	$960,520

(1) Consists of Common/Collective trust funds.

The following table presents the Plan’s level of valuation input, as applicable, for those investments measured at fair value at December 31, 2017:

	Level 1	Total
Investments in the Master Trust
Colgate-Palmolive Company Common Stock	$361,663	$361,663
Mutual funds	854,388	854,388
Cash reserve funds	18,708	18,708
Separately managed account funds	175,493	175,493
Investments in the fair value hierarchy	1,410,252	1,410,252
Investments measured at net asset value(1)	—	317,103
Investments in the Master Trust, at fair value	$1,410,252	$1,727,355

Investments not in the Master Trust
Colgate-Palmolive Company Common Stock	$1,414,009	$1,414,009
Cash reserve funds	2,538	2,538
Investments not in the Master Trust, at fair value	$1,416,547	$1,416,547

(1) Consists of Common/Collective trust funds.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

6.    ESOP Shares Trust

Information about the net assets and significant components of the changes in net assets relating to the investments maintained in Funds D and E is as follows:

	December 31,
	2018	2017
Assets:
Fixed income liquid reserve fund	$2,099	$2,359
Colgate-Palmolive Company Common Stock	958,238	1,414,009
Interest receivable	4	3
Total assets	960,341	1,416,371
Liabilities:
Long-term note payable to Colgate-Palmolive Company	2,973	5,162
Accrued interest on long-term note	19	106
Total liabilities	2,992	5,268
Net assets available for benefits	$957,349	$1,411,103

Year Ended December 31, 2018
Changes in net assets available for benefits:
Dividends and interest, net of fees	$25,860
Net appreciation (depreciation) in the fair value of investments	(277,543)
Transfers to other funds	(89,694)
Interest expense on long-term note	(185)
Distributions to participants	(112,192)
Increase (decrease) in net assets available for benefits	$(453,754)

7.	Reconciliation to Form 5500

At December 31, 2018 and 2017, benefit distributions that have been processed and approved for payment as of such date but not yet paid of $441 and $141, respectively, are not reflected in the financial statements. These amounts are reported as a liability on Form 5500.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.	Related Party Transactions

As of December 31, 2018 and 2017, the Plan held shares of common stock of Colgate-Palmolive Company, the Plan Sponsor. Certain investments within the Employee Benefit Temporary Investment FD Fund are shares of funds managed by the Bank of New York Mellon, the trustee of the Plan (except Funds D and E) and the Master Trust. Certain cash reserve funds are shares of funds managed by the Bank of New York Mellon’s affiliate, Dreyfus. As of December 31, 2018, the Plan had $10,788 and $13,377 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Government Cash Management Fund, respectively. As of December 31, 2017, the Plan had $11,080 and $12,189 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Treasury Prime Fund, respectively. These transactions qualify as party-in-interest transactions that are allowable under ERISA. Administrative fees paid to Bank of New York Mellon for the twelve months ended December 31, 2018 were $489.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN (Name of Plan)

Date: June 27, 2019	/s/ Henning Jakobsen
Henning Jakobsen
Chief Financial Officer
Colgate-Palmolive Company

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PARTICIPANT LOANS
AS OF DECEMBER 31, 2018
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Participant loans, maturities ranging from 1 to 15 years	3.3% - 8.3%	$13,395

	Total Participant Loans		$13,395

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

	Colgate-Palmolive Co. Common Stock
*	Fund D	15,806,529	shares	$64,228	$940,805
*	Fund E	292,900	shares	$325	$17,433
	Total Colgate-Palmolive Co. Common Stock				$958,238

	Cash Reserve Funds
*	Employee Benefit Temporary Investment Fund D	$2,061		$2,061	$2,061
*	Employee Benefit Temporary Investment Fund E	$39		$39	$39
*	Employee Benefit Temporary Investment FD	$182		$182	$182
	Total Cash Reserve Funds				$2,282

*	Plan’s interest in the Master Trust			**	$1,690,245

	Plan Total				$2,664,160

*	Represents a Party-In-Interest as defined by ERISA
**	Cost information is excluded, as it is not required for participant-directed investments